1933 Act/Rule 477(a)


                                                     January 28, 1998



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Seneca Funds
         File Nos. 33-65137 and 811-7455


To The Commission Staff:

On behalf of Phoenix-Seneca Funds, presently known as Seneca Funds, a Delaware business trust (the "Registrant"), I hereby withdraw Post-Effective Amendment No. 2 and Post-Effective Amendment No. 3.

These Post-Effective Amendments are being withdrawn to permit the filing of a 485(a) Amendment that is necessary to provide updated financial statements and other significant disclosures to shareholders and prospective investors.



                                            Very truly yours,

                                            /s/ Thomas N. Steenburg
                                            Thomas N. Steenburg